SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 17, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on October 17, 2018

City of Buenos Aires, October 17th, 2018

To:

Comisión Nacional de Valores

25 de Mayo 175, 3rd. Floor

City of Buenos Aires

Republic of Argentina

Bolsas y Mercados Argentinos S.A.

Sarmiento 299

City of Buenos Aires

Republic of Argentina

Mercado Abierto Electrónico S.A.

San Martin 344

City of Buenos Aires

Republic of Argentina

Re. Banco Macro S.A. Reports Relevant Event.

Merger.

Please be informed that on the date hereof the Board of Directors of Banco Macro S.A. (the “Bank”) resolved to start a corporate restructuring process leading to the merger by absorption of Banco del Tucumán S.A. (the “Merged Company”), with the subsequent winding-up of the latter effective as of January 1st 2019. To date, the Bank holds 99.95% of the capital stock and votes of the Merged Company.

In order to comply with all the formal requirements established by the Argentine Business Companies Law No. 19550, we shall prepare the Special Consolidated Financial Statements of Merger as of 31 December 2018, as well as the relevant Preliminary Merger Agreement to be entered into by the Bank and the Merged Company.

Sincerely yours,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 17, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer